EXHIBIT 23.5

Consent of Independent Petroleum Engineer and Geologist

As petroleum engineers, we hereby consent to the incorporation by reference in this registration statement on Form S-4 of information included in the Annual Report on Form 10-K of Black Hills Corporation, for the period ended December 31, 2001, with respect to the oil and gas reserves of Black Hills Exploration and Production, Inc., the future net revenues from such reserves, and the present value thereof, which information was included in such Form 10-K Report in reliance upon the report of this firm and upon the authority of this firm as experts in petroleum engineering. We further consent to all references to our firm included in this registration statement on Form S-4.

RALPH E. DAVIS ASSOCIATES, INC.

/s/ RALPH E. DAVIS ASSOCIATES, INC.

November 25, 2002